Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)	Registration Statement (Form F-3 No. 333-269449) of Performance Shipping Inc.,
(2)	Registration Statement (Form F-3 No. 333-266946) of Performance Shipping Inc.,
(3)	Registration Statement (Form F-3 No. 333-237637) of Performance Shipping Inc., and
(4)	Registration Statement (Form F-3 No. 333-197740) of Performance Shipping Inc.;

of our report dated March 23, 2023, with respect to the consolidated financial statements of Performance Shipping Inc. included in this Report on Form 6-K.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 23, 2023